FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Forest City Enterprises, Inc.
Exact name of Registrant
as specified in charter

38067
Registrant CIK number

Form 11-K for Forest City Trading
Group, Inc. Retirement Savings Plan
(for fiscal year ended December 31, 2003)
Electronic report, schedule or registration
statement of which the documents are
a part (give period of report)

1-4372
SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, June 24, 2004.

Forest City Enterprises, Inc.
(Registrant)

By: ______________________
Thomas G. Smith
Executive Vice President, Chief Financial
Officer and Secretary

Filings Made by Person Other Than the Registrant:
After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 19___, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _________

Commission file number 1-4372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY TRADING GROUP, INC. RETIREMENT SAVINGS PLAN
Suite 200
10250 Southwest Greenburg Road
Portland, Oregon 97223

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

PRICEWATERHOUSECOOPERS

Forest City Trading Group, Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Forest City Trading Group, Inc.
Retirement Savings Plan
Index
December 31, 2003 and 2002

Page(s)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Forest City Trading Group, Inc.
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Forest City Trading Group, Inc. Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Portland, Oregon
May 21, 2004

Forest City Trading Group, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments, at fair value (Note 5)	$ 64,274,626	$ 52,083,262
Loans to participants	1,644,239	2,046,628
Total investments	65,918,865	54,129,890
Receivables		
Participant contributions	217	38,071
Employer's contributions	29	16,548
	246	54,619
Total assets	65,919,111	54,184,509
Liabilities		
Administrative and investment fees payable	4,250	59,302
Net assets available for benefits	$ 65,914,861	$ 54,125,207

The accompanying notes are an integral part of these financial statements.

Forest City Trading Group, Inc.
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions to net assets attributed to	
Investment income (Note 5)	
Interest and dividend income, investment	$ 1,235,351
Interest income, participant loans	116,039
Net appreciation in fair value of investments	11,183,619
	12,535,009
Contributions	
Employer	1,183,289
Participant	3,181,268
Total contributions	4,364,557
Other additions	16,046
Total additions	16,915,612
Deductions from net assets attributed to	
Payment of benefits	5,125,958
Net increase	11,789,654
Net assets available for benefits	
Beginning of year	54,125,207
End of year	$ 65,914,861

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

General

The following description of the Forest City Trading Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a 401(k) defined contribution plan established on February 1, 1983, restated effective January 1, 1993, amended effective January 1, 1997, restated and amended effective June 1, 1998, and restated and amended effective January 1, 2002. The Plan covers all eligible employees of Forest City Trading Group, Inc. ("FCTG"), who have completed at least sixty days of employment, except those in a collective bargaining unit. The purpose of the Plan is to attract and retain eligible employees by providing them with an opportunity to save for their retirement through tax deferred dollars.

Contributions

Employee salary deferral contributions are made on a voluntary basis, not to exceed $12,000 and $11,000 in 2003 and 2002, respectively. Participants over the age of 50 may make additional pre-tax contributions of $2,000 and $1,000 for 2003 and 2002, respectively. In addition, a participant may make additional after tax contributions of up to 15% of annual compensation. The combined contribution cannot exceed 100% of the participant's year-to-date earnings.

Under the terms of the Plan, the Company is required to match a portion of a participant's voluntary contributions up to a maximum of $4,000 or 2% of the first $200,000 earned. After ten years of service, the Company is required to match a portion of a participant's voluntary contributions up to a maximum of $8,000 or 4% of the first $200,000 earned.

Forfeited Accounts

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $13,106 and $4,632, respectively. At the Plan's discretion, these amounts are used to reduce employer contributions or pay administrative expenses. In 2003 employer contributions and administrative expenses were reduced by $6,796 from forfeited nonvested accounts.

Participants' Accounts

The account of each participant who meets the plan eligibility requirements is credited with an employer matching contribution semi-monthly, as defined above. Allocations are based on individual participant account activity and/or account balances. The benefit, to which a participant is entitled, is 100% of the participant's contributions including all related earnings and the vested portion of the employer match and any related earnings.

Vesting

Participants are immediately vested in their voluntary salary contributions plus actual earnings thereon. Vesting in benefits derived from employer contributions is 100% after two years of participation in the Plan.

Investment Options
The Company has contracted with The Vanguard Group, Inc. ("Vanguard") to administer the allocation of the Plan's assets to participants' investment accounts. Upon enrollment in the Plan, participants can elect any combination of 33 investment options.

Payments of Benefits
One hundred percent (100%) of the participant's accrued benefits, including their allocation of Plan earnings, may be paid to the participant upon retirement, or prior to retirement, upon death, disability, resignation or discharge. The participant after-tax contribution accounts, including a pro rata share of investment earnings, deferred income contributions and vested employer match contributions, may be withdrawn to the extent approved by the Plan's Administrative Committee (the "Committee") because of financial hardship. Benefits shall be paid in a lump sum or installments, as provided by the Plan.

Loans to Participants
As approved by the Committee, a Participant may borrow three loan amounts whose combined sum shall not exceed the lesser of 50% of the vested portion of their account or $50,000 in the preceding 12-month period, whichever is lower. Each loan shall bear interest at a rate fixed by the Committee and is to be repaid in level payments over a period not to exceed five years. Interest paid by the participants on the loans is credited to their individual accounts.

Administrative Expenses
Reasonable expenses, which are necessary to operate and administer the Plan are paid by FCTG and reimbursed by the Plan. As of December 31, 2003 and 2002, the Plan had $4,250 and $59,302, respectively, payable to FCTG.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

Investment Valuation and Income Recognition
The valuation of investments has been provided by Vanguard and represents fair value. Shares of registered investment companies are valued at quoted net asset value. Units of the Vanguard Retirement Savings Trust Fund are valued at net asset value at year end. The Company stock fund is valued at its year end unit closing price (comprised of year end market price plus uninvested cash position). Participant loans are stated at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the dividend date.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from plan assets during the reporting period. Estimates are based on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Actual results could differ from those estimates under different assumptions or conditions.

Payment of Benefits
Benefits are recorded when paid.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 30, 2000, that the Plan is qualified and the trust established under the Plan at the time is tax-exempt, under the applicable sections of the Internal Revenue Code. The Plan has been restated and amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

4. Party-in-Interest Transactions

The Plan invests in common stock of Forest City Enterprises, Inc. (parent company of Forest City Trading Group, Inc.). Total purchases of Forest City Enterprises, Inc. common stock were $76,431 and total sales were $120,366 in 2003. In 2003 a net gain of $43,268 was realized on the sale of this stock. Administrative fees were paid to Vanguard, trustee of the Plan, for services rendered during 2003 in the amount of $26,006. In addition, Vanguard receives management fees ranging from 0.18% to 0.61% of assets under management, which are direct expenses of the funds. These administrative and management expenses were netted against investment income earned by the Plan.

5. Investments

For the year ended December 31, 2003, the Plan's investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $11,183,619 as follows:

Mutual funds	$ 10,928,878
Common stock	
Forest City Stock Fund	254,741
	$ 11,183,619

Investments representing 5% or more of Plan net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Mutual funds held at The Vanguard Group		
Vanguard 500 Index Fund	$ 3,893,015	$ 2,810,016
Vanguard LifeStrategy Conservative Growth Fund	3,918,737	3,874,214
Vanguard LifeStrategy Growth Fund	3,777,868	2,903,392
Vanguard PRIMECAP Fund	8,781,467	6,226,421
Vanguard Small-Cap Index Fund	10,817,646	7,091,939
Vanguard Windsor II Fund	7,785,915	6,544,249
Vanguard Retirement Savings Trust Fund	9,667,955	9,347,647

* All investments held by the plan are participant directed.

Supplemental Schedule

Forest City Trading Group, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2003

Schedule I

	Identity of Issue	Investment Type	Cost (1)	Current Value
	American Cent. Value Fund	Registered Investment Company		$ 243,513
	American Funds Growth R-4	Registered Investment Company		124,439
	Artisan International	Registered Investment Company		44,934
	Berger Small Cap Value	Registered Investment Company		890,248
	Columbia Real Estate Equity	Registered Investment Company		244,350
	Domini Social Equity Fund	Registered Investment Company		1,098
	Franklin Small Cap Growth Fund	Registered Investment Company		163,846
	MSIFT Midcap Growth A	Registered Investment Company		259,897
	PIMCO Total Return	Registered Investment Company		898,902
	T. Rowe Science & Technology F	Registered Investment Company		309,846
	T. Rowe Price Small Cap Stock	Registered Investment Company		219,803
	Templeton Developing Mkt	Registered Investment Company		218,367
*	Vanguard 500 Index Inv	Registered Investment Company		3,893,015
*	Vanguard Balanced Ix Inv	Registered Investment Company		115,545
*	Vanguard Extend Mkt Index Inv	Registered Investment Company		12,729
*	Vanguard Growth Index Inv	Registered Investment Company		132,587
*	Vanguard Int'l Growth Fund	Registered Investment Company		2,833,378
*	Vanguard LifeSt Conserv Growth	Registered Investment Company		3,918,737
*	Vanguard LifeSt Growth Fund	Registered Investment Company		3,777,868
*	Vanguard LifeSt Income Fund	Registered Investment Company		977,612
*	Vanguard LifeSt Moderate Growth	Registered Investment Company		2,049,108
*	Vanguard Md-Cap Index Fund	Registered Investment Company		142,637
*	Vanguard Prime Money Mkt	Registered Investment Company		2,077,154
*	Vanguard PRIMECAP Fund	Registered Investment Company		8,781,467
*	Vanguard Sm-Cap Growth Index	Registered Investment Company		181,605
*	Vanguard Sm-Cap Index Inv	Registered Investment Company		10,817,646
*	Vanguard Sm-Cap Value Index	Registered Investment Company		112,033
*	Vanguard Total Bond Mkt Index	Registered Investment Company		1,989,000
*	Vanguard Total Stock Mkt Inv	Registered Investment Company		300,961
*	Vanguard Value Index Inv	Registered Investment Company		167,673
*	Vanguard Windsor II Fund Inv	Registered Investment Company		7,785,915
*	Vanguard Retire Savings Trust	Common/Collective Trust		9,667,955
*	Forest City Stock Fund	Company Stock Fund		920,758
*	Loan Fund	5.00% - 10.5%		1,644,239
	Total assets held for investment purposes			$ 65,918,865

* Party in interest.

(1) Cost information omitted for investments that are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY TRADING GROUP, INC. RETIREMENT SAVINGS PLAN

June 21, 2004

Charlotte Mires

CHARLOTTE MIRES
Plan Administrator

Exhibit Index

Exhibit Number	Description of Document
23	Consent of PricewaterhouseCoopers LLP regarding Form S-8 (Registration No. 33-65054).
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-65054) of Forest City Enterprises, Inc. of our report dated May 21, 2004 relating to the financial statements of Forest City Trading Group, Inc. Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2004

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of the Forest City Trading Group, Inc. Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Plan certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods expressed in the Report.

Date: June 24, 2004

Name: Charlotte Mires
Title: Plan Administrator

Name: Thomas G. Smith
Title: Executive Vice President, Chief Financial Officer and Secretary of Forest City Enterprises, Inc. (Plan Sponsor)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.